PROFESSIONALLY MANAGED PORTFOLIOS

California Office 2020 East Financial Way Glendora, CA 91741	Wisconsin Office 615 East Michigan Street Milwaukee, WI 53202

February 5, 2014

VIA EDGAR TRANSMISSION

Mr. Derek Newman
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
Regarding the Reorganization of Certain FundX Funds into
Corresponding FundX Funds CIK No. 0000811030

Dear Mr. Newman:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), Professionally Managed Portfolios (the “Registrant”) hereby requests that the Registration Statement filed on Form N-14, which was filed as EDGAR submission type N-14 with the U.S. Securities and Exchange Commission on December 11, 2013 (Accession No. 0000894189-13-006760) and the following amendment filed as EDGAR submission type N-14/A on January 14, 2014 (Accession No. 0000894189-14-000184) to register shares in connection with the reorganization of the FundX ETF Upgrader Fund and the FundX ETF Aggressive Upgrader Fund into the FundX Upgrader Fund and the FundX Aggressive Upgrader Fund, respectively, be withdrawn.

The Registrant is requesting that the Registration Statement and amendment be withdrawn as it intends to file a new Registration Statement on Form N-14 as a combined proxy statement/prospectus rather than an information statement.  No securities have been sold in connection with the previously filed Form N-14 Information Statement.

If you have any questions regarding this registration withdrawal, please do not hesitate to contact the undersigned at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
President and Secretary of the Trust

cc:           Domenick Pugliese, Esq., Paul Hastings LLP